U. S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                             FORM 4

1.   Name and Address of Reporting Person:  Frank J. Ferrara, Jr.

2.   Issuer Name and Ticker or Trading Symbol:  Cucos Inc. - CUCO

3.   IRS or Social Security Number of Reporting Person
     (Voluntary):

4.   Statement for Month/Year:  February 1998

5.   If Amendment, Date of Original (Month/Year):

6. Relationship of Reporting Person to Issuer (Check all applicable):
          __X__ Director
          __X__ 10% owner
          _____ Officer (give title below)
          _____ Other (specify below)

          ________________________________


TABLE I - Non-Derivative Securities Acquired, Disposed of, or
     Beneficially Owned.

1.   Title of Security (Inst. 3):
          Common Stock

2.   Transaction Date (Month/Day/Year):
          February 19, 1998

3.   Transaction Code (Instr. 8):
          Code:  C
          V:

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and
     5):
          Amount:  376,188
          (A) or (D):  D
          Price: $0.947

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4):
          376,188

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4):
          D

7.   Nature of Indirect Beneficially Ownership (Instr. 4):
          N/A


TABLE II - Derivative Securities Acquired, Disposed of, or
     Beneficially Owned(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Inst. 3):
          Zero-Coupon Convertible Secured Notes due 2015.

2.   Conversion or Exercise Price of Derivative Security:
          $0.947

3.   Transaction Date (Month/Day/Year):
          February 19, 1998

4.   Transaction Code (Instr. 8):
          Code:  C
          V:

5.   Number of Derivaties Securities Acquired (A) or Disposed of
     (D) (Instr. 3, 4, and 5):
          (A)
          (D)  $356,250

6.   Date Exercisable and Expiration Date (Month/Day/Year):
          Date Exercisable:  July 28, 1997
          Expiration Date:  June 30, 2015

7.   Title and Amount of Underlying Securities (Instr. 3 and 4):
     Title:  Common Stock
          Amount or Number of Shares:  376,188

8.   Price of Derivative Security (Instr. 5):

9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4):
          0

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 4):
          D

11.  Nature of Indirect Beneficial Ownership (Instr. 4):
          N/A

Explanation of Responses:

On February 19, 1998, Frank J. Ferrara, a director of Cucos Inc., converted $356,250 face amount of Cucos Inc. Zero-Coupon Convertible Secured Notes due June 30, 2015, into 376,188 shares of Cucos Common Stock. The Zero-Coupon Convertible Secured Notes were convertible into one share of common stock per $0.947 face amount.


/s/  Frank J. Ferrara, Jr.
(Signature of Reporting Person)
Date:  March 10, 1998